FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Board of Directors Announces Exploration of Strategic Alternatives	2.

Document 1

  NEWS RELEASE
August 12, 2013

FOR IMMEDIATE RELEASE
BlackBerry Board of Directors Announces Exploration of Strategic Alternatives

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in the mobile communications market, today announced that the Company's Board of Directors has formed a Special Committee to explore strategic alternatives to enhance value and increase scale in order to accelerate BlackBerry 10 deployment. These alternatives could include, among others, possible joint ventures, strategic partnerships or alliances, a sale of the Company or other possible transactions.

The Special Committee of the Board is comprised of Barbara Stymiest, Thorsten Heins, Richard Lynch and Bert Nordberg, and will be chaired by Timothy Dattels.

With the announcement of the Special Committee, Prem Watsa, Chairman and CEO of Fairfax Financial informed the Company that he felt it was appropriate to resign due to potential conflicts that may arise during the process. Fairfax Financial is the largest BlackBerry shareholder. Mr. Watsa said, "I continue to be a strong supporter of the Company, the Board and Management as they move forward during this process, and Fairfax Financial has no current intention of selling its shares."

"During the past year, management and the Board have been focused on launching the BlackBerry 10 platform and BES 10, establishing a strong financial position, and evaluating the best approach to delivering long-term value for customers and shareholders," said Timothy Dattels, Chairman of BlackBerry's Special Committee of the Board. "Given the importance and strength of our technology, and the evolving industry and competitive landscape, we believe that now is the right time to explore strategic alternatives."

Thorsten Heins, President and Chief Executive Officer of BlackBerry, added, "We continue to see compelling long-term opportunities for BlackBerry 10, we have exceptional technology that customers are embracing, we have a strong balance sheet and we are pleased with the progress that has been made in our transition. As the Special Committee focuses on exploring alternatives, we will be continuing with our strategy of reducing cost, driving efficiency and accelerating the deployment of BES 10, as well as driving adoption of BlackBerry 10 smartphones, launching the multi-platform BBM social messaging service, and pursuing mobile computing opportunities by leveraging the secure and reliable BlackBerry Global Data Network."

JP Morgan Securities LLC is serving as financial advisor to BlackBerry and Skadden, Arps, Slate, Meagher & Flom LLP and Torys LLP are serving as legal advisors.

There can be no assurance that this exploration process will result in any transaction. The Company does not currently intend to disclose further developments with respect to this process, unless and until its Board of Directors approves a specific transaction or otherwise concludes the review of strategic alternatives.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. For more information, visit www.blackberry.com.

###

Media Contact:
Heidi Davidson
BlackBerry Media Relations
+1.519.590.0482
hdavidson@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1.519.888.7465
investor_relations@blackberry.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry's expectations regarding new product initiatives and timing, including the BlackBerry 10 platform; BlackBerry's plans and expectations regarding new service offerings, and assumptions regarding its service revenue model; BlackBerry's plans, strategies and objectives, and the anticipated opportunities and challenges in fiscal 2014; anticipated demand for, and BlackBerry's plans and expectations relating to, programs to drive sell-through of the Company's BlackBerry 7 and 10 smartphones and BlackBerry PlayBook tablets; BlackBerry's expectations regarding financial results for the second quarter of fiscal 2014; BlackBerry's expectations with respect to the sufficiency of its financial resources; BlackBerry's ongoing efforts to streamline its operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency ("CORE") program and similar strategies; BlackBerry's plans and expectations regarding marketing and promotional programs; and BlackBerry's estimates of purchase obligations and other contractual commitments. The terms and phrases "expects", "believe", "focused", "getting", "opportunities", "we are seeing", "continuing", "drive", "improve", "should", "will", "increasing", "anticipated", and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to the launch timing and success of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, BlackBerry's expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and BlackBerry's expectations regarding the cash flow generation of its business.

Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: BlackBerry's ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions; risks related to BlackBerry's ability to mitigate the impact of the anticipated decline in BlackBerry's infrastructure access fees on its consolidated revenue by developing an integrated services and software offering; intense competition, rapid change and significant strategic alliances within BlackBerry's industry; BlackBerry's reliance on carrier partners and distributors; risks associated with BlackBerry's foreign operations, including risks related to recent political and economic developments in Venezuela and the impact of foreign currency restrictions; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions; risks related to BlackBerry's ability to implement and to realize the anticipated benefits of its CORE program; BlackBerry's ability to maintain or increase its cash balance; security risks; BlackBerry's ability to attract and retain key personnel; risks related to intellectual property rights; BlackBerry's ability to expand and manage BlackBerry(R) World(TM); risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; BlackBerry's ability to manage inventory and asset risk; BlackBerry's reliance on suppliers of functional components for its products and risks relating to its supply chain; BlackBerry's ability to obtain rights to use software or components supplied by third parties; BlackBerry's ability to successfully maintain and enhance its brand; risks related to government regulations, including regulations relating to encryption technology; BlackBerry's ability to continue to adapt to recent board and management changes and headcount reductions; reliance on strategic alliances with third-party network infrastructure developers, software platform vendors and service platform vendors;
BlackBerry's reliance on third-party manufacturers; potential defects and vulnerabilities in BlackBerry's products; risks related to litigation, including litigation claims arising from BlackBerry's practice of providing forward-looking guidance; potential charges relating to the impairment of intangible assets recorded on BlackBerry's balance sheet; risks as a result of actions of activist shareholders; government regulation of wireless spectrum and radio frequencies; risks related to economic and geopolitical conditions; risks associated with acquisitions; foreign exchange risks; and difficulties in forecasting BlackBerry's financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to BlackBerry are discussed in greater detail in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F and the "Cautionary Note Regarding Forward-Looking Statements" section of BlackBerry's MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 12, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO